Exhibit 99.22

Red White & Bloom Brands Inc. Announces Closing of $25 Million Bought Deal Offering of Units, Including Full Exercise of the Over-Allotment Option

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, September 24, 2020 – Red White & Bloom Brands Inc. (CSE: RWB) (OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce that it has closed its previously announced bought deal offering for a total issuance today of 33,350,000 units (the “Units”) of the Company at a price of $0.75 per Unit for aggregate gross proceeds of $25,012,500 (the “Offering”), which includes the full exercise of the over-allotment option. The Offering was co-led by PI Financial Corp. and Eight Capital on behalf of a syndicate of underwriters including Canaccord Genuity Corp. and Echelon Wealth Partners Inc. (together, the “Underwriters”).

Each Unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.00, for a period of 24 months following the closing of the Offering. If, at any time prior to the expiry date of the Warrants, the volume-weighted average price of the Common Shares on the Canadian Securities Exchange (the “CSE”) (or such other stock exchange where the majority of the trading volume occurs) exceeds $1.50 for 10 consecutive trading days, the Company may provide written notice to the holders of the Warrants by way of a news release advising that the Warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the date of such notice unless exercised by the holders prior to such date.

The Company has paid the Underwriters a cash fee of 6% of the aggregate gross proceeds, and an aggregate of 2,001,000 non-transferable compensation warrants, with each compensation warrant being exercisable into Units at a price of $0.75 for a period of 24 months following the closing of the Offering.

The Company intends to use the net proceeds of the Offering to finance acquisition and investment activity, ongoing operations, expansion of the Company’s executive team, ongoing regulatory matters, inventory, ongoing capital expenditures and general corporate purposes.

In connection with the Offering, the Company has listed the Warrants on the CSE under the symbol “RWB.WT”.

Brad Rogers, the Chief Executive Officer of the Company, purchased 866,666 Units in the Offering and, as such, the issuance of the Units to Mr. Rogers is a "related-party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). However, the issuance is exempt from: (i) the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(a), as the fair market value of the Units does not exceed 25% of the Company's market capitalization, and (ii) from the minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in Section 5.7(1)(a) of MI 61- 101, as the fair market value of the Units does not exceed 25% of the Company's market capitalization. A material change report was not filed by the Company 21 days before the closing of the Offering as the level of insider participation was not known at that time and the Company moved to close the Offering immediately upon satisfaction of all applicable closing conditions. In the view of the Company, this was reasonable in the circumstances because the Company wished to complete the Offering as soon as possible.

Gowling WLG (Canada) LLP acted as legal advisors to RWB and Borden Ladner Gervais LLP acted as legal advisors to the Underwriters on the Offering.

Following closing of the Offering, the convertible debenture issued to an arm’s length investor as detailed in the Company’s press release dated September 14, 2020 was repaid and surrendered for cancellation.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominately focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, California, and Florida with respect to cannabis, and the US and Internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of RWB’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to RWB’s proposed business, such as failure of the business strategy and government regulation; risks related to RWB’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to RWB and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events.  However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.  While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.